

.09046571



Exemption File Number 82-~~35750~~ 35730

1 June 2009



Office of International Corporate Finance
Mail Stop 3 - 9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

`SUPPL`

Re: Sonic Healthcare Limited - Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Sonic Healthcare Limited, a public company incorporated in Australia ("Sonic Healthcare"), hereby furnishes this letter, with exhibits hereto, to the Securities and Exchange Commission (the "Commission"), in order to maintain its exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act") afforded to foreign private issuers by Rule 2g3 - 2(b) thereunder.

Set forth on Schedule I attached hereto is a list furnished pursuant to Rule 12g3 - 2(b) (1) (iii) under the Exchange Act of the information that, during the month of May 2009, Sonic Healthcare Limited:

(i) has made public pursuant to the laws of Australia;

(ii) has filed with the Australian Stock Exchange and which was made public by the Australian Stock Exchange; or

(iii) has distributed to the holders of its securities.

Pursuant to Rule 12g3 - 2(b) (iii) under the Exchange Act, Sonic Healthcare is enclosing one copy of each of the documents listed on Schedule I.

This information is being furnished on behalf of Sonic Healthcare under paragraph (b) (iii) of Rule 12g3 - 2(b), with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Sonic Healthcare is subject to the Exchange Act.

Yours faithfully

Paul Alexander
Company Secretary

Enclosures

TABLE OF CONTENTS
MAY 2009

NOTIFICATIONS TO THE AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC)	
DATE	DOCUMENT
25 May 2009	484 – Change to Company Details (notification of share issue)
14 May 2009	Appendix 3B
13 May 2009	Australian Federal Budget 2009-10

ANNOUNCEMENTS TO THE AUSTRALIAN SECURITIES EXCHANGE (ASX)	
DATE	ANNOUNCEMENT
14 May 2009	Appendix 3B
13 May 2009	Australian Federal Budget 2009-10

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders and proprietary
 company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary
 companies

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name

Sonic Healthcare Limited

ACN/ABN

004 196 909

Corporate key

22845603

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation

Sonic Healthcare Limited

Contact name/position description

Prashan Kulasekera — Assistant Company Secretary

ASIC registered agent number (if applicable)

20010

Telephone number

(02) 9855 5334

Postal address or DX address

14 Giffnock Avenue, Macquarie Park NSW 2113

Total number of pages including this cover sheet

6

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name

PAUL ALEXANDER

Capacity

☐ Director

☑ Company secretary

Signature

Date signed

2	0	/		5	/	0	9
[D	D]		[M	M]		[Y	Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title
A	A
B	B ...etc
EMP	employee's
FOU	founder's
LG	life governor's
MAN	management
ORD	ordinary
RED	redeemable
SPE	special

Share class code	Full title
PRF	preference
CUMP	cumulative preference
NCP	non-cumulative preference
REDP	redeemable preference
NRP	non-redeemable preference
CRP	cumulative redeemable preference
NCRP	non-cumulative redeemable preference
PARP	participative preference

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	Not required
☑ if not in response to the Annual company statement	Not required	✓	✓ Preferred	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	Not required
☐ if not in response to the Annual company statement	✓	Not required	✓ Preferred	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a Form 211 within 28 days after the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a Form 2205B within 28 days after the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

┌─ Redeemable preference shares — **S.254J**

    □ Redeemed out of profits

    □ Redeemed out of proceeds of a fresh issue of shares

┌─ Capital reduction — **S.256A – S.256E**

    □ Single shareholder company

    □ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

┌─ Share buy-back. — **ss.257H(3)**

    □ Minimum holding buy-back by listed company

    □ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

□ Forfeited shares — **S.258D**

┌─ Shares returned to a public company — **ss.258E(2) & (3)**

    □ Under section 651C, 724(2), 737 or 738

    □ Under section 1325A (court order)

□ Other

    Description

    [   ]

    Give section reference

    [   ]

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

□ □ / □ □ / □ □
[D   D] [M   M] [Y   Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	15,000	$9.56	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1	4	,	0	5	,	0	9
[D	D]		[M	M]		[Y	Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D	D]		[M	M]		[Y	Y]
☐	☐	,	☐	☐	,	☐	☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

C4 Changes to the register of members for proprietary companies

Use this section to notify changes to the register of members for your proprietary company (changes to the shareholdings of members):
- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐ / ☐☐ / ☐☐
[D   D] [M   M] [Y   Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Date of entry of member's name in register
(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D   D] [M   M] [Y   Y]

C4 Continued... Further changes to the register of members for proprietary companies

Use this section to notify changes to the register of members for your proprietary company (changes to the shareholdings of members):
* If there are 20 members or less in a share class, all changes need to be notified
* If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
* If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐ / ☐☐ / ☐☐
[D   D] [M   M] [Y   Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D   D] [M   M] [Y   Y]

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid

+ See chapter 19 for defined terms.   Appendix 3B Page 1   24/10/2005

ME_78001411_2 (W2003)

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	15,000 @ $9.56

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 May 2009

	Number	+Class
8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	383,914,875	Ordinary

+ See chapter 19 for defined terms.   Appendix 3B Page 2   24/10/2005

ME_78001411_2 (W2003)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		3,000,000	31.08.2009 @ $6.75
		140,000	26.11.2009 @ $7.50
		120,000	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10
		1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
		500,000	13.06.2012 @ $13.00
		1,540,000	24.08.2012 @ $7.50
		1,000,000	03.08.2012 @ $14.16
		500,000	25.05.2013 @ $13.30
		200,000	31.05.2013 @ $13.65
		1,540,000	22.08.2013 @ $7.50
		2,625,000	22.11.2013 @ $12.98
		1,500,000	27.01.2014 @ $11.10

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

ME_78001411_2 (W2003)

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if	N/A

+ See chapter 19 for defined terms.   Appendix 3B Page 4   1/1/2003

ME_78001411_2 (W2003)

applicable)

29   Date rights trading will end (if applicable)

N/A

30   How do ⁺security holders sell their entitlements *in full* through a broker?

N/A

31   How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?

N/A

32   How do ⁺security holders dispose of their entitlements (except by sale through a broker)?

N/A

33   ⁺Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
            1 - 1,000
            1,001 - 5,000
            5,001 - 10,000
            10,001 - 100,000

+ See chapter 19 for defined terms.   Appendix 3B Page 5   1/1/2003

ME_78001411_2 (W2003)

100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38 Number of securities for which ⁺quotation is sought

39 Class of ⁺securities for which quotation is sought

40 Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

ME_78001411_2 (W2003)

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 May 2009
            Company Secretary

Print name: ...Paul Alexander...

== == == == ==

ME_78001411_2 (W2003)



SONIC
HEALTHCARE
LIMITED

13 May 2009

AUSTRALIAN FEDERAL BUDGET 2009-10

Sonic Healthcare Limited (SHL.AX) wishes to outline its understanding of the effect of the announcements made by the Government in the Federal Budget 2009-10 in relation to funding for Australian pathology and diagnostic imaging services.

The Budget initiatives announced last night for pathology services indicate a decrease in Government funding for pathology of 4-5%, but combined with an expected ongoing growth in demand for pathology services of 7-8% represents an overall increase in Medicare funding of ~3% per annum.

The radiology initiatives announced in the Budget provide for increases in funding for diagnostic imaging services of ~5% per annum over the next four years, and together with the expected ongoing growth in demand for diagnostic imaging services of 6-7% per annum represents an overall increase in annual Medicare funding of over 10%.

Based on Sonic's current mix of pathology and radiology revenues, the changes represent an expected net growth in Medicare funding of 4-5% per annum. Sonic is reviewing its billing policies in light of the Budget announcements.

The relevant Medicare fee changes will come into effect from 1 November 2009, providing industry with time to adjust to the new fee schedules. The previous funding caps have now been lifted and the Government has indicated that there will be no further changes to the fee schedules for at least two years.

The other initiatives announced in the Budget are not expected to have any significant impact on Sonic.

For further information regarding this announcement please contact:

Colin Goldschmidt
CEO and Managing Director
Sonic Healthcare Limited
Telephone: +61 2 9855 5333
Email: colgold@msn.com.au

Paul Alexander
Company Secretary
Sonic Healthcare Limited
Telephone: +61 2 9855 5404
Email: pjalex@ozemail.com.au